Advanced Blast &Ballistic Systems Limited
Hazelhurst Farm
Mercaston
Ashbourne
Derbyshire
DE6 3BH

13th December 2021

Launch of Wefunder Pitch for Active Safety System Technologies Inc. (ASST)

Hi Everyone,

The Wefunder pitch is now open for people to indicate their interest in investing in our new US operation, the link is:-

https://wefunder.com/active.safety.system.technologies.llc

We are using the 'Testing the Waters' facility on Wefunder in order to gauge the level of interest before setting the target raise for the round, which has to be declared on the Form C for the SEC. It is obligatory to add the following statement with this preliminary indicative 'offer':-

"ABBS are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

The purpose of setting up ASST is to provide a new vehicle in the USA to market both the armoured vehicle and the eVTOL technologies to the US and Canadian markets under the same company, hence the generic technology-orientated name rather than the previous Advanced Blast & Ballistic Systems LLC which has now been closed.

Setting up the new company has also enabled us to involve all the ABBS Group staff in the equity of ASST to provide both a reward and an incentive to all our UK and US staff to maximise the value of ASST and drive it towards an exit as soon as practically possible.

Given that the US provides over 50% of the global market for both our armoured vehicle and eVTOL products we anticipate that interest from major global players in a buy-in or buy-out deal will either focus on ASST or stimulate interest in a full ABBS buy-out in due course, hence our focus now on developing the activities in the USA, which this planned funding round will support.

Amoured Vehicle Products

It may be the case that the recently stated US Army intention to find solutions to the threat from large IEDs, hence creating substantial 'user-pull' for the first time, has resulted in a specific approach to us from a major European defence industry player, with which discussions are scheduled to begin in January 2022.

If you look through the pitch on Wefunder you will see that there is now some exciting additional information that was not included in the Shareholder Update sent a few days ago, reflecting the continued rapid developments that are taking place. I am referring specifically to the DARPA Tactical Technology Office (TTO) call for new technologies, titled "Redefining Possible", which is exactly what our VGAM™ technology does in terms of protecting against large IED threats. The DARPA call specifically refers to ground mobility being critical to avoiding fatal attacks. We are now coordinating our approach to DARPA and the Pentagon Rapid Reaction Technology Office with our US Army CRADA manager to try to get a fully coordinated approach to funding the full development and certification of our VGAM technology. We also understand that the requirements team for a new US army vehicle has requested information on the funding and timescale required to get the VGAM system into production, so several pieces of the jigsaw puzzle appear to be coming together.

So we are now planning a new campaign to promote the game-changing upgrade in tactical mobility that adding a fleet of highly IED-resistant vehicles fitted with the VGAM system would bring, meeting the stated mobility improvement objectives of both the DARPA TTO and the US Army, and get the message to the key high-level requirements personnel in the US, UK, and NATO military.

Following several years of slow-paced evaluation of ABBS's VGAM technology by the US Army (due to their focus on RPG/missile interception and adoption of Raphael's Trophy system) it seems likely that we will see the pace pick up; watch this space.

eVTOL Products

We are also beginning to make in-roads with our Safety Eco-System for eVTOL Aircraft. Manufacturers have begun to accept the need for stroking crashworthy seats and we have received the backing of two leading European eVTOL companies and a major flight control system supplier in our latest R&D proposal bid.

Moving Forward

As you can see, whilst there remains interest in all of our products globally, the US is the most important single market in the move towards certification and sales of our rocket-based solutions. Once on a defined, funded path to certification in the US, then this will support ABBS marketing activities for the same products to the rest of the world.

That's all for now, any 'contributions' to the current 'Testing the Waters' phase of our US fund raise will be very gratefully received.

Best wishes,

Roger Sloman.

roger sloman

From: Rich Mellor
Sent: 13 December 2021 18:05
To: Brian Coaker; David Field; David Staveley; Ian Cameron-Mowat; Paul Jenkinson; Roger Sloman (USA); Simon Flear; Steve O'Connor
Subject: Launch of Wefunder Pitch for Active Safety System Technologies Inc.
Attachments: ABBS Update 13th December 2021.pdf

Dear Shareholders,

I attach a further update about the launch of our pitch on Wefunder for the US Company, Active Safety System Technologies Inc.

There is plenty of information on the pitch, some of which you may have seen before, and some new.

If you have any queries, then as always, please do not hesitate to contact me or one of the other members of the Board.

Wishing you all a Merry Christmas

Rich Mellor
Company Secretary
Advanced Blast & Ballistic Systems Ltd.
Unit 1
Hazelhurst Farm
Mercaston
Ashbourne
Derbyshire
DE6 3BH

Office Tel: 01335 360663
Direct Line: 01782 398143
www.advanced-blast.com
Company Registered Office:- 3 Dale View Court, Fulford, Stoke-on-Trent ST11 9BA
Registered in England and Wales - Company Number: 7025669
VAT Number: GB 127671895

Advanced Blast & Ballistic Systems
Published by Rich Mellor · Just now

The Wefunder pitch is now open for people to indicate their interest in investing in our new US operation, the link is:
https://wefunder.com/activesafetysystemtechnologies.llc

We are using the 'Testing the Waters' facility on Wefunder in order to gauge the level of interest before setting the target raise for the round, which has to be declared on the Form C for the SEC. It is obligatory to add the following statement with this preliminary indicative 'offer':

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.'

Rich

Edit Learn more | Promote

buy in or buy out deal will either focus on ASST or stimulate interest in a full ABBS buy-out in due course, hence our focus now on developing the activities in the USA, which this planned funding round will support.


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Posted by Rich Mellor • 12/13/2021 Pinned

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We have now launched a Wefunder pitch for people to indicate their interest in investing in our new US operation: https://lnkd.in/dEHhjeqn

See here for important legal disclosures - https://lnkd.in/g7SvRQN

ASST provides a new vehicle in the USA to market both the armoured vehicle and the eVTOL technologies to the US and Canadian markets under the same company, hence the generic technology-orientated name.


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ABBS have now launched a Wefunder pitch for people to indicate their interest in investing in our new US operation (Active Safety System Technologies): https://wefunder.com/active.safety.system.technologies.llc

See here for important legal disclosures - https://help.wefunder.com/testing-the-waters-legal-disclosure


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Invest in Active Safety System Technologies Inc.: Amazing safety syst...

Amazing safety systems to protect US soldiers/citizens from IEDs/eVTOL crashes.

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Launch of Wefunder Pitch for Active Safety System Technologies Inc. (ASST)

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ABDS team · 1 second ago

Hi Everyone,
The Wefunder pitch is now open for people to indicate their interest in investing in our new US operation, the link is:

https://wefunder.com/activesafetysystemtechnologies [illegible]

We are using the 'Testing the Waters' facility on WeFunder in order to gauge the level of interest before setting the target raise for the round, which has to be declared on the Form C for the SEC. It is obligatory to add the following statement with this preliminary indicative 'offer':

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

The purpose of setting up ASST is to provide a new vehicle in the USA to market both the armoured vehicle and the eVTOL technologies to the US and Canadian markets under the same company, hence the generic technology orientated name rather than the previous Advanced Blast & Ballistic Systems LLC which has now been closed.

Setting up the new company has also enabled us to involve all the ABBS Group staff in the equity of ASST to provide both a reward and an incentive to all our UK and US staff to maximise the value of ASST and drive it towards an exit as soon as practically possible. Given that the US provides over 50% of the global market for both our armoured vehicle and eVTOL products we anticipate that interest from major global players in a buy in or buy out deal will either focus on ASST or a [illegible] ABBS buy out in due course, hence our focus now on developing the activities in the USA, which this planned funding round will support.

Amoured Vehicle Products

It may be the case that the recently stated US Army intention to find solutions to the threat from large IEDs, hence creating substantial 'user-pull' for the first time, has resulted in a specific approach to us from a major European defence industry player, with which discussions are scheduled to begin in January 2022.

If you look through the pitch on Wefunder you will see that there is now some exciting additional information that was not included in the Shareholder Update sent a few days ago, reflecting the continued rapid developments that are taking place. I am referring specifically to the DARPA Tactical Technology Office (TTO) call for new technologies, titled "Redefining Possible", which is exactly what our VGAM™ technology does in terms of protecting against large IED threats. The DARPA call specifically refers to ground mobility [illegible] to avoiding lethal attacks. We are now coordinating our approach to DARPA and the Pentagon Rapid Reaction Technology Office with our US Army CRADA manager to try to get a fully coordinated approach to funding the full development and certification of our VGAM technology. We also understand that the requirements team for a new US army vehicle has requested information on the funding and timescale required to get the VGAM [illegible]

mobility that adding a fleet of highly IED-resistant vehicles fitted with the VGAM system would bring, meeting the stated mobility [illegible] of both the DARPA TTO and the US Army, and get the message to the key high-level [illegible] personnel in the US, UK, and NATO military.

Following several years of slow paced evaluation of ABDS's VGAM technology by the US Army (due to their focus on RPG/missile interception and adoption of Rafael's Trophy system) it seems likely that we will see the pace pick up, watch this space.

eVTOL Products

We are also beginning to make inroads with our Safety Pod System for eVTOL Aircraft. Manufacturers have begun to accept the need for [illegible] crashworthy seats and we have received the backing of two leading European eVTOL companies and a major flight control system supplier in our latest R&D proposal bid.

Moving Forward

As you can see, while there is [illegible] interest in all of our products globally, the US is the most important single market in the move towards certification and sales of our rocket-based solutions. Once on a defined, funded path to certification in the US, then this will support ABBS marketing activities for the same products to the rest of the world.

That's all for now, any contributions to the current 'Testing the Waters' phase of our US fund raise will be very gratefully received.

Best wishes,

Roger Sloman

Launch of Wefunder Pitch for Active Safety System Technologies Inc. (ASST)

16TH DECEMBER 2021 | IN NEWS ARTICLES | BY RICH MELLOR

Advanced Blast & Ballistic Systems Limited has now launched a Wefunder pitch for people to indicate their interest in investing in our new US operation, Active Safety System Technologies Inc. (ASST). The link is:

https://wefunder.com/activesafetysystemtechnologiesinc

We are using the "Testing the Waters" facility on Wefunder in order to gauge the level of interest before setting the target raise for the round, which has to be declared on the Form C for the SEC. It is obligatory to add the following statement with this preliminary indicative 'offer':

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

The purpose of setting up ASST is to provide a new vehicle in the USA to market both the armoured vehicle and the eVTOL technologies to the US and Canadian markets under the same company, hence the generic technology-orientated name rather than the previous Advanced Blast & Ballistic Systems LLC which has now been closed.

Given that the US provides over 50% of the global market for both our armoured vehicle and eVTOL products, we anticipate that interest from major global players in a buy-in or buy-out deal will either focus on ASST or stimulate interest in a full ABBS buy-out in due course, hence our focus now on developing the activities in the USA, which this planned funding round will support.

New Chairman – Brigadier (Ret'd) Ian Cameron-Mowat

Firstly many thanks to David Staveley who has stepped down from the ABBS Chairman role last week and resigned as Director for personal reasons, having been involved with ABBS since about 2010. Very fortuitously, the previous week we attended the Future Armoured Vehicle Survivability (FAVS) Conference in London and invited the Chairman of the conference, Brigadier (Ret'd) Ian Cameron-Mowat to act as consultant for us, so this was very rapidly upgraded to an invitation to act as Chairman for both the ABBS and the ASST Boards, which I am delighted to say he has accepted. Ian has vast experience of introducing new technology to the UK Army, including active

protection systems, and has many contacts in the UK, USA and Europe that will be invaluable to us in the new phase of market development we have recently entered.

Armoured Vehicle Products

It may be the case that the recently stated US Army intention to find solutions to the threat from large IEDs, hence creating substantial 'user-pull' for the first time, has resulted in a specific approach to us from a major European defence industry player, with which discussions are scheduled to begin in January 2022.

If you look through the pitch on [illegible] you will see that there have been some exciting developments over the course of recent the last few days.

1. DARPA Tactical Technology Office (TTO) have issued a call for new technologies, titled "Redefining Possible", which is exactly what our VGAM® technology does in terms of protecting against large IED threats. The DARPA call specifically refers to ground mobility being critical to avoiding fatal attacks. We are now coordinating our approach to DARPA and the Pentagon Rapid Reaction Technology Office with our US Army CRADA manager to try to get a fully coordinated approach to funding the full development and certification of our VGAM technology. We also understand that the requirements team for a new US army vehicle has requested information on the funding and timescales required to get the VGAM system into production, so several pieces of the jigsaw puzzle appear to be coming together.

   So we are now planning a new campaign to promote the game-changing upgrade in tactical mobility that adding a fleet of highly IED resistant vehicles fitted with the VGAM system would bring, meeting the stated mobility improvement objectives of both the DARPA TTO and the US Army, and get the message to the key high level requirements personnel in the US, UK, and NATO military.
2. Following a meeting at the recent RVS Conference in London we have had an approach from a major player with a global footprint and a strong position in armoured vehicle protection systems. Our VGAM® system would be an excellent fit with their product range. This long awaited development could be a very interesting, and we plan formal discussions to commence in early 2022.
3. The Technology Discovery Event that was scheduled for 4th November 2021 was postponed due to the Covid situation in the USA. It has not been re-scheduled yet, but in view of the long list of activities outlined above it may be a blessing in disguise as we will probably be very busy getting new projects underway early next year.
4. ABBS is currently starting an extensive marketing campaign for the carbon fibre reinforced belly plate which has been developed over the past 18 months both under a DSTL/DASA contract and the Innovate UK funded project, with some of our own funding thrown in as well. The result is that we have demonstrated the possibility of dealing with a big mine under a Toyota Hilux and protecting the occupants from serious injury, using fitted seats from our seats supplier to protect against spinal injuries from the Global Acceleration. The design will also take [illegible] without being penetrated, which is way beyond any previously known solution for such a light civilian vehicle as the Hilux.
5. We are now proposing an extended development project with DSTL/DASA which would provide data on potential weight savings/improved peak deformation performance for UK military vehicles, where a 50% weight reduction would be regarded as 'very interesting'. Our Hilux work suggests that up to a 30% weight reduction might be achieved, so if this proves correct we will have a very interesting product indeed, and it may be the case that the graphene technology could provide an additional potential benefit.
6. The agreement with Graphene Composites to explore the potential benefits of incorporating graphene technology into the ABBS products is now in place and specific options are being discussed.

Following several years of slow-paced evaluation of ABBS's VGAM technology by the US Army (due to their focus on RPG missile interception and adoption of Rafael's Trophy system) it seems likely that we will see the pace pick up; watch this space.

eVTOL Products

We are also beginning to make inroads with our Safety Eco-System for eVTOL Aircraft. Manufacturers have begun to accept the need for crashworthy seats and we have received the backing of two leading European eVTOL companies and a major flight control system supplier in our latest R&D proposal bid.

1. Following on-site testing with a local operation developing autonomous vehicle sensor control technology we have another new and important development in view for the eVTOL aircraft, especially when operating in the Urban Air Mobility (UAM) role.

   Whenever an emergency occurs in flight requiring an immediate emergency landing (such as a serious bird strike, which is going to be a big issue for these aircraft in the

technology to look down from the eVTOL and continuously monitor potential emergency landing sites under the flight path.

Running this idea past several major eVTOL industry players (designers, flight control system suppliers, and regulators) all were unanimous in endorsing the concept: both designers and flight control system suppliers wanting to be involved in the project in an advisory capacity and keeping a view on progress and potentially incorporating the system into their aircraft. This is an excellent response and we have applied for a £375k collaborative R&D grant from Innovate UK to develop the technology. With the response we have from both industry players and aviation regulators, who all noted that the system will be essential when eVTOLs become fully autonomous (i.e. flying without a pilot) we will be very disappointed if this grant application is not accepted.

2. Furthermore, at the Future Assured Vehicle Survivability Conference two weeks ago it was stated that Denial of Service attacks are a very serious issue and many systems in uncrewed vehicles, not just location, rely on the GPS signal, which is very easy to disrupt or spoof. The system described above for the eVTOLs is very easily adaptable to provide a solution by matching the current view from above the vehicle with previously available views. The concept was run past the DSTL expert who raised the issue at the conference, who readily acknowledged that there was no reason this would not work to provide the missing location/navigation data. Hence we are also applying to DSTL DASA for an R&D grant, to develop this system for them.
3. Our Israeli partner in the development of crashworthy seats for the eVTOL aircraft is close to launching them in the market having nearly completed the design work, and they have asked us to start to push the product to such as Vertical Aerospace in the UK and Volocopter in Germany, and we will do the same in the USA through ABR.

We have also established an influential position in the EUROCAE/EASA activity designed to provide a new standard for crashworthy seats for eVTOLs. We instigated the formation of this Working Group at EUROCAE but a while ago the work was delegated to a US-based SAE Aircraft Seat committee which was already working on the issue. After a few meetings the Chairman decided that defining a new standard for crashworthy Energy Absorbing (EA) seats was too complex to define, so they would delete that element from the new draft standard.

We believe that this would mean that a great opportunity to improve occupant safety in eVTOLs was going to be missed, with potentially serious consequences for the industry in the long term. This was also the opinion of a renowned seat expert at Bell in Canada, who stated that currently the stroking seats often used in helicopters did not protect their occupants from spinal injuries. Currently stroking seats only work for mid-range occupant weights, with children, light people, and heavy people not being protected at all.

Given the position of the regulators and the divergent priorities of the eVTOL designers it will be impossible to get a new crashing seat standard adopted any time soon, but we volunteered to develop a proposal for an Aerospace Recommended Practice (ARP) and were given free rein by the committee Chairman to pursue an industry consensus on the issue. So we are now leading what is effectively a sub-committee with support from the Bell Canada seat expert and our Israeli seat supplier, plus Safran Seats (a current major supplier to the industry).

Now while the eVTOL designers are not obliged to follow an Aerospace Recommended Practice it is quite possible that the insurers may drive the situation in due course, either imposing very high premiums or refusing insurance at all if the ARP is not followed. This and public pressure, and maybe the city authorities who have to deal with the consequences of any UAM accidents could well be the final arbiters of what develops here, irrespective of the attitude of the regulators.

Moving Forward

As you can see, whilst there remains interest in all of our products globally, the US is the most important single market in the move towards certification and sales of our rocket-based solutions. Once one defined, funded path to certification in the US, then this will support ABBS marketing activities for the same products to the rest of the world.

Company Number: [illegible]
VAT Number: [illegible]

ASST < https://abbs-usa.com/>

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC. < HTTPS://ABBS-USA.COM/>

Active Safety Systems that Save Lives

Launch of Wefunder Pitch

We have now launched a Wefunder pitch for people to indicate their interest in investing in ASST. The link is:

https://wefunder.com/active.safety.system.technologies.llc < https://wefunder.com/active.safety.system.technologies.llc>

We are using the 'Testing the Waters' facility on Wefunder in order to gauge the level of interest before setting the target raise for the round, which has to be declared on the Form C for the SEC. It is obligatory to add the following statement with this preliminary indicative 'offer':

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

ASST provides a new vehicle in the USA to market both the armoured vehicle and the eVTOL technologies to the US and Canadian markets under the same company, hence the generic technology-orientated name.

Given that the US provides over 50% of the global market for both our armoured vehicle and eVTOL products we are

work was delegated to a US-based SAE Aircraft Seat committee which was already working on the issue. After a few meetings the Chairman decided that defining a new standard for stroking crashworthy/Energy Absorbing (EA) seats was too complex to define, so they would delete that element from the new draft standard.
We believe that this would mean that a great opportunity to improve occupant safety in eVTOLs was going to be missed, with potentially serious consequences for the industry in the long term. This was also the opinion of a rotorcraft seat expert at Bell in Canada, who stated that currently the stroking seats often used in helicopters did not protect their occupants from spinal injuries. Currently stroking seats only work for mid-range occupant weights, with children, light people, and heavy people not being protected at all.
Given the position of the regulators and the divergent priorities of the eVTOL designers it will be impossible to get a new stroking seat standard adopted any time soon, but we volunteered to develop a proposal for an Aerospace Recommended Practice (ARP) and were given free rein by the committee Chairman to pursue an industry consensus on the issue. So we are now leading what is effectively a sub-committee with support from the Bell Canada seat expert and our Israeli seat supplier, plus Safran Seats (a current major supplier to the industry).
Now while the eVTOL designers are not obliged to follow an Aerospace Recommended Practice it is quite possible that the insurers may drive the situation in due course, either imposing very high premiums or refusing insurance at all if the ARP is not followed. This and public pressure, and maybe the city authorities who have to deal with the consequences of any UAM accidents could well be the final arbiters of what develops here, irrespective of the attitude of the regulators.

Moving Forward

As you can see, whilst there remains interest in all of our products globally, the US is the most important single market in the move towards certification and sales of our rocket-based solutions. Once on a defined, funded path to certification in the US, then this will support ASST marketing activities for the same products to the rest of the world.

ACTIVE SAFETY SYSTEMS INC, 49763 SANDRA DRIVE, SHELBY TOWNSHIP, MI 48315 USA
A SUBSIDIARY OF ADVANCED BLAST & BALLISTIC SYSTEMS LIMITED - **ADVANCED-BLAST.COM < HTTPS://WWW.ADVANCED-BLAST.COM>**

Subject: Advanced Blast - US Pitch
From: Rich Mellor <rich@rwapservices.co.uk>
Date: 14/12/2021, 13:06
To: jackson michael <mjackson@blueyonder.co.uk>

Mike and Andrea,

Many thanks for your various bits of input into the draft pitch.

The Wefunder pitch is now live on:

https://wefunder.com/active.safety.system.technologies.llc

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Always open to hear other ideas / comments!

--
Rich Mellor
RWAP Services
Specialist Ebuuk Auction Programming Services

www.rwapservices.co.uk

Rich Mellor

From: Roger Sloman <r.sloman@abbs-usa.com>
Sent: 15 December 2021 13:40
To: jeffreyjamesconde@yahoo.com
Cc: Rich Mellor
Subject: RE: ABBS Activating its US Operation

Jeffrey,

Thanks for your e-mail which went into my Spam folder so I have only just picked it up.

Certainly there are no restrictions on non-US citizens investing in ASST, the more the merrier, link below plus obligatory further information.

https://wefunder.com/activesafetysystemtechnologiesllc

https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure

Many thanks for your support.

Best regards,

Roger Sloman,

Managing Director,
Advanced Blast & Ballistic Systems Ltd.
Unit 1,
Hazelhurst Farm,
Mercaston,
Ashbourne,
Derbyshire,
DE6 3BH.

Office Tel:- 01335 360663
Mobile:- 07989 381057
www.advanced-blast.com
Company Registered Office:- 3 Dale View Court, Fulford, Stoke-on-Trent, Staffordshire ST11 9BA.
Registration No. 7025669 in England and Wales
VAT No. GB 127671895

From: jeffreyjamesconde@yahoo.com <jeffreyjamesconde@yahoo.com>
Sent: 14 December 2021 16:04
To: Roger Sloman <r.sloman@abbs-usa.com>
Subject: Re: ABBS Activating its US Operation

Hi Roger,

Thank you for your detailed updates as usual, and congratulations on the launch of the ASST funding round.
Would this ASST round be open to non-US citizens/ residents? I am an ABBS investor who is currently residing and a citizen of the Philippines.

Regards,
Jeffrey James Conde

On Tuesday, December 14, 2021, 11:39:41 PM GMT+8, ABBS on Crowdcube <follower_updates@crowdcube.com> wrote:

crowdcube

ABBS Activating its US Operation

ABBS

The following message has been sent to you on behalf of Roger Sloman of ABBS because you are following their pitch. Crowdcube has not reviewed or authorised the contents of this message.

To respond to Roger Sloman, just reply to this email. They will be able to see your email address if you do.

Advanced Blast & Ballistic Systems Limited has now launched a Wefunder pitch for people to indicate their interest in investing in our new US operation, Active Safety System Technologies Inc. (ASST). The link is:

https://wefunder.com/active.safety.system.technologies.llc

We are using the 'Testing the Waters' facility on Wefunder in order to gauge the level of interest before setting the target raise for the round, which has to be declared on the Form C for the SEC. It is obligatory to add the following statement with this preliminary indicative 'offer':

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

The purpose of setting up ASST is to provide a new vehicle in the USA to market both the armoured vehicle and the eVTOL technologies to the US and Canadian markets under the same company, hence the generic

technology-orientated name.

Given that the US provides over 50% of the global market for both our armoured vehicle and eVTOL products we anticipate that interest from major global players in a buy-in or buy-out deal will either focus on ASST or stimulate interest in a full ABBS buy-out in due course, hence our focus now on developing the activities in the USA, which this planned funding round will support.

There are plenty more news and features on the pitch deck itself and of course on our website - www.advanced-blast.com

We would love to welcome you on this journey.

Kind Regards

Roger Sloman (CEO)
Advanced Blast & Ballistic Systems Limited

View pitch

Rich Mellor

From:	Roger Sloman <r.sloman@abbs-usa.com>
Sent:	20 December 2021 19:04
To:	Eldad Eilam; Oren Goor
Cc:	Rich Mellor
Subject:	RE: Investment in ASST.

Oren,

Minor correction, it should be $8, not $9!

Also you need the ASST pitch link below, together with the obligatory conditions statement.

https://wefunder.com/activesafetysystemtechnologiesllc

https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure

Roger.

From: Roger Sloman
Sent: 20 December 2021 18:49
To: Eldad Eilam <eldad@mobius-ps.com>; Oren Goor <Oreng@yail-noa.co.il>
Cc: Rich Mellor <rich.mellor@advanced-blast.com>
Subject: Investment in ASST.

Oren,

As I briefly discussed with Eldad this afternoon, we still have the opportunity to bring new people/investors into the ASST Team at the initial effectively zero company valuation. We have invited another of our partners in the UK, Graphene Composites Ltd. to invest because we hope that by doing so we will see more of their 4,500 Crowdcube investors joining those that have already indicated their intention to invest in Active Safety System Technologies Inc. when the pitch goes live sometime in January.

So having decided to do that the Board thought it was a good idea to extend the invitation to all our partner companies, albeit that you don't have 4,500 investors to whom to promote our ASST pitch!

Hence we would like you to consider taking a 1% stake in ASST for a nominal $9, the same rate as we are all paying at the activation point of ASST, which is back-dated to 10th December. At the $15million valuation of ASST when we sign the IP/distribution agreements with ABBS Ltd. the 1% of ASST shares is nominally worth $150,000 and we are obviously looking to make it a lot more in due course, so it should be a great deal for your shareholders, or yourselves if you did it personally.

We do need a decision ASAP as we need to get the ASST shares allocated ASAP.

What do you think?

Best regards,

Roger Sloman,

Managing Director,
Advanced Blast & Ballistic Systems Ltd.
Unit 1,
Hazelhurst Farm,

Mercaston,
Ashbourne,
Derbyshire,
DE6 3BH.

Office Tel:- 01335 360663
Mobile:- 07989 381057
www.advanced-blast.com
Company Registered Office:- 3 Dale View Court, Fulford, Stoke-on-Trent, Staffordshire ST11 9BA.
Registration No. 7025669 in England and Wales
VAT No. GB 127671895

Rich Mellor

From:	Roger Sloman <r.sloman@abbs-usa.com>
Sent:	20 December 2021 19:01
To:	Larry Williams
Cc:	Rich Mellor
Subject:	Investment in ASST.

Larry,

Something new that has come up today.

We still have the opportunity to bring new people/investors into the ASST Team at the initial effectively zero company valuation. We have invited another of our partners in the UK, Graphene Composites Ltd. to invest because we hope that by doing so we will see more of their 4,500 Crowdcube investors joining those that have already indicated their intention to invest in Active Safety System Technologies Inc. when the pitch goes live sometime in January.

So having decided to do that the Board thought it was a good idea to extend the invitation to all our partner companies, albeit that you don't have 4,500 investors to whom to promote our ASST pitch!

Hence we would like you to consider taking a 1% stake in ASST for a nominal $8, the same rate as we are all paying at the activation point of ASST, which is back-dated to 10th December. At the $15million valuation of ASST when we sign the IP/distribution agreements with ABBS Ltd. the 1% of ASST shares is nominally worth $150,000 and we are obviously looking to make it a lot more in due course, so it should be a great deal for your shareholders, or yourselves if you did it personally.

We have also invited Mobius to 'invest' on the same basis, although in your case you could take it as some recompense for agreeing to sit on the ASST Advisory Board, for which there isn't any other remuneration!

We do need a decision ASAP as we need to get the ASST shares allocated ASAP this week. The ASST pitch link is below with the obligatory conditions attached.

https://wefunder.com/activesafetysystemtechnologiesllc

https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure

What do you think?

Best regards,

Roger Sloman,

Managing Director,
Advanced Blast & Ballistic Systems Ltd.
Unit 1,
Hazelhurst Farm,
Mercaston,
Ashbourne,
Derbyshire,
DE6 3BH.

Office Tel:- 01335 360663
Mobile:- 07989 381057
www.advanced-blast.com

Company Registered Office: 2 ... Court, Fulford, Stoke-on-Trent, Staff... ire ST11 9QA.

Rich Mellor

From: Roger Sloman <r.sloman@abbs-usa.com>
Sent: 21 December 2021 00:15
To: Sandy Chen; Rich Mellor
Cc: Carol Jarvest
Subject: RE: GC/ABBS Draft Press Release/ASST

Sandy/Carol,

Great many thanks again, Rich will send you the subscription document, pleased to have you on board in ASST.

Roger.

From: Sandy Chen <sandy.chen@graphenecomposites.com>
Sent: 20 December 2021 23:46
To: Rich Mellor <rich.mellor@advanced-blast.com>
Cc: Roger Sloman <r.sloman@abbs-usa.com>; Carol Jarvest <carol@graphenecomposites.com>
Subject: Re: GC/ABBS Draft Press Release

Sorry for reading this so late in the day - we've been busy (hopefully) preparing to fly to the US to see my Mum and sisters whom I haven't seen for two years... YES, we would love to help. And Thank You for giving us the opportunity.

Best,

Sandy and the GC Team

Sandy Chen
CEO
Graphene Composites (GC)

m: +44 7710 537631
w: www.graphenecomposites.com

Something To Read.

On 20 Dec 2021, at 16:37, Rich Mellor <rich.mellor@advanced-blast.com> wrote:

Carol / Sandy,

Just to correct Roger slightly – it would be $8 for the initial shares (rather than 12%) so a 33% reduction!

--
Rich Mellor
Company Secretary
Advanced Blast & Ballistic Systems Ltd.
Unit 1
Hazelhurst Farm
Mercaston
Ashbourne
Derbyshire
DE6 3BH

Office Tel: 01335 360663
Direct Line: 01782 398143
www.advanced-blast.com
Company Registered Office:- 3 Dale View Court, Fulford, Stoke-on-Trent ST11 9BA
Registered in England and Wales - Company Number: 7025669
VAT Number: GB 127671895

From: Roger Sloman <r.sloman@abbs-usa.com>
Sent: 20 December 2021 16:20
To: Carol Jarvest <carol@graphenecomposites.com>
Cc: Rich Mellor <rich.mellor@advanced-blast.com>; Sandy Chen <sandy.chen@graphenecomposites.com>
Subject: RE: GC/ABBS Draft Press Release

Carol,

No more movement on the pitch today, so Plan B.

We still have the opportunity to bring new people/investors into the ASST Team at the initial effectively zero company valuation. It occurred to me that if GC was actually invested in ASST a message to that effect sent out to your investors when we take the pitch live sometime in January could have a significantly positive effect.

Hence we would like you to consider taking a 1% stake in ASST for a nominal $12, the same rate as we are all paying at the activation point of ASST, which is back-dated to 10th December. At the $15million valuation of ASST when we sign the IP/distribution agreements with ABBS Ltd. the 1% of ASST shares is nominally worth $150,000 and we are obviously looking to make it a lot more in due course, so it would be a great deal for your shareholders, or yourselves if you did it personally.

What do you think?

Roger.

From: Carol Jarvest <carol@graphenecomposites.com>
Sent: 19 December 2021 11:51
To: Roger Sloman <r.sloman@abbs-usa.com>
Cc: Rich Mellor <rich.mellor@advanced-blast.com>; brian.coaker@advanced-blast.com; Sandy Chen <sandy.chen@graphenecomposites.com>
Subject: Re: GC/ABBS Draft Press Release

Morning Roger, we have almost 4.5k investors - email sent, I can get you some stats tomorrow morning on engagement.

Thanks

Carol Jarvest
Marketing Director
Graphene Composites
m: +44 (0)7786 855 701
w: graphenecomposites.com

On Sat, 18 Dec 2021 at 21:15, Roger Sloman <r.sloman@abbs-usa.com> wrote:

Carol,

Many thanks for the quick reply, saves me wondering about it!

Certainly I will report back, but I think my Plan B might be good as well anyway, let's see what happens after the message goes out directly. How many investors do you have?

Roger.

From: Carol Jarvest <carol@graphenecomposites.com>
Sent: 18 December 2021 18:59
To: Roger Sloman <r.sloman@abbs-usa.com>
Cc: Rich Mellor <rich.mellor@advanced-blast.com>; brian.coaker@advanced-blast.com; Sandy Chen <sandy.chen@graphenecomposites.com>
Subject: Re: GC/ABBS Draft Press Release

Hi Roger, apologies I should have advised that we are sending the email tomorrow - we felt that a Sunday readership and engagement would work better than a Friday. I will ensure you are added as seeds so you can see the message.

Let us know if you see any uptake by Monday.

Kind regards

On Sat, 18 Dec 2021, 18:11 Roger Sloman, <r.sloman@abbs-usa.com> wrote:

Carol,

Just checking whether you have sent a message out directly to each of your investors yet. We haven't seen any action on the Wefunder pitch page yet so I'm wondering if no-one is interested or just very few have seen it via the website or Facebook.

I do have a Plan B in mind but we would need to implement it next week!

Roger.

From: Carol Jarvest <carol@graphenecomposites.com>
Sent: 16 December 2021 11:53
To: Roger Sloman <r.sloman@abbs-usa.com>
Cc: Rich Mellor <rich.mellor@advanced-blast.com>; brian.coaker@advanced-blast.com; Sandy Chen <sandy.chen@graphenecomposites.com>; Steve Devine <steve.devine@graphenecomposites.com>
Subject: Re: GC/ABBS Draft Press Release

Morning All, for reference I have posted the following on our website and final press release attached. I will shortly publish on social media too and Investor update planned for tomorrow.

I cannot open the link https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure but have added the wording which Rich provided which I assume is the same, but please let me know, if not!

Thanks

Carol Jarvest
Marketing Director
Graphene Composites
m: +44 (0)7786 855701

w: graphenecomposites.com

On Tue, 14 Dec 2021 at 21:24, Roger Sloman <r.sloman@abbs-usa.com> wrote:

Carol,

Just a few typos at the end of the draft press release, and the link to the obligatory words that must accompany the information and the link to the Wefunder pitch. I'm sure Rich has already explained.

https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure

I also changed the introduction slightly ……………. "**Advanced Blast & Ballistic Systems (ABBS)**, the world-leader in the development of active systems for protecting armoured vehicles from mine and IED blasts".

It is actually true that we are by far the leading company developing the VGAM-type technology, which is the only practical method of counteracting the mine/IED forces. But you don't have to change it if you feel it's not appropriate!

Best wishes,

Roger.

From: Carol Jarvest <carol@graphenecomposites.com>
Sent: 09 December 2021 11:29
To: Roger Sloman <r.sloman@abbs-usa.com>
Cc: Rich Mellor <rich.mellor@advanced-blast.com>; brian.coaker@advanced-blast.com; Sandy Chen <sandy.chen@graphenecomposites.com>; Steve Devine <steve.devine@graphenecomposites.com>
Subject: Re: GC/ABBS Draft Press Release

Thanks Roger, apologies I had meant to reach out to you earlier this week as we'd like to arrange a call with you & Steve to talk through technical R&D - please would you let me know whether you are free tomorrow or anytime next week?

Please find details below as requested:

Address
FAO Dr Steve Devine
Graphene Composites Ltd
NETPark Incubator
Thomas Wright Way
Sedgefield, Stockton-on-Tees
TS21 3FD, United Kingdom

Press Release
Please find updated version attached - if you are happy with this final draft, we should aim to release early next week. Did you have any further details of which media you are using to make the announcement for crowdfunding and partnership?

Thanks

Carol Jarvest
Marketing Director
Graphene Composites
m: +44 (0)7786 855 701
w: graphenecomposites.com

On Wed, 8 Dec 2021 at 22:43, Roger Sloman <r.sloman@abbs-usa.com> wrote:

Carol,

A couple of things, can you send me the address to return the ballistic panel to you?

Also, a link to our WeFunder pitch below which we are hoping to get live in the private phase some time at the end of this week, but still to be confirmed.

https://wefunder.com/active.safety.system.technologies.llc

Any comments welcome!

Roger.

From: Carol Jarvest <carol@graphenecomposites.com>
Sent: 03 December 2021 15:27
To: Rich Mellor <rich.mellor@advanced-blast.com>
Cc: Roger Sloman <r.sloman@abbs-usa.com>; brian.coaker@advanced-blast.com; Sandy Chen <sandy.chen@graphenecomposites.com>; Steve Devine <steve.devine@graphenecomposites.com>
Subject: Re: GC/ABBS Draft Press Release

Hi Everyone, hope the week has been good for you. As promised I resolved the page set-up issue and hopefully the attached works for printing - the only thing to add now is the link to the funding round.

Let me know latest timings for fundraising.

Have a great weekend.

Carol Jarvest
Marketing Director
Graphene Composites
m: +44 (0)7786 855701
w: graphenecomposites.com

On Thu, 25 Nov 2021 at 10:09, Carol Jarvest <carol@graphenecomposites.com> wrote:

Thank you Both, I have added this in and made a couple of tweaks - please see attached.

Carol Jarvest
Marketing Director
Graphene Composites
m: +44 (0)7786 855701
w: graphenecomposites.com

On Thu, 25 Nov 2021 at 09:33, Rich Mellor <rich.mellor@advanced-blast.com> wrote:

The bit about ABBS for the end section:

About ABBS

Advanced Blast & Ballistic Systems Ltd, based in Derbyshire, UK, has designed a remarkable system for armoured vehicles which can counteract the huge forces generated by underbelly mines and IED's, preventing the vehicle being blasted into the air and thus avoiding the potentially disabling spinal acceleration injuries that the crew might otherwise sustain. The system uses specially developed leading edge SAFE/ARM/control/initiation systems and immensely powerful patented Linear Rocket Motor (LRM™) designs which can deliver all their impulse in less than 100milliseconds to make the vehicles 'weigh' many hundreds of tons for just the brief period that the mine blast forces are acting on the vehicle. ABBS is currently working with the US Army to mature the system for armoured vehicles. For more information, please visit www.advanced-blast.com

--
Rich Mellor
Company Secretary
Advanced Blast & Ballistic Systems Ltd.
Unit 1
Hazelhurst Farm
Mercaston
Ashbourne
Derbyshire
DE6 3BH

Office Tel: 01335 360663
Direct Line: 01782 398143
www.advanced-blast.com
Company Registered Office:- 3 Dale View Court, Fulford, Stoke-on-Trent ST11 9BA

Registered in England and Wales - Company Number: 7025669
VAT Number: GB 127671895

From: Roger Sloman <r.sloman@abbs-usa.com>
Sent: 24 November 2021 22:59
To: Carol Jarvest <carol@graphenecomposites.com>
Cc: Brian Coaker <brian.coaker@advanced-blast.com>; Rich Mellor <rich.mellor@advanced-blast.com>; Sandy Chen <sandy.chen@graphenecomposites.com>
Subject: RE: GC/ABBS Draft Press Release

Carol,
Thanks for the draft, my addition attached.

Roger.

From: Carol Jarvest <carol@graphenecomposites.com>
Sent: 24 November 2021 17:37
To: Roger Sloman <r.sloman@abbs-usa.com>
Cc: brian.coaker@advanced-blast.com; Rich Mellor <rich.mellor@advanced-blast.com>; Sandy Chen <sandy.chen@graphenecomposites.com>
Subject: GC/ABBS Draft Press Release

Hi Roger, a starter for 10 on a draft press release for us to discuss tomorrow - please see attached.

Thanks

Carol Jarvest
Marketing Director
Graphene Composites
m: +44 (0)7786 855 701
w: graphenecomposites.com

RWAP Services
Sponsored ·

Active Safety System Technologies Inc, provide novel, leading edge rocket motor systems designed to counteract undesirable movement in both air and land vehicles in emergency situations. Express your interest in investing in providing real protection solutions.

Legal Disclaimer: https://help.wefunder.com/testing-the-waters-legal-disclosure



WEFUNDER.COM
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Through our US subsidiary, Active Safety System Technologies Inc (ASST), we provide novel, leading edge rocket motor systems designed to counteract undesirable movement in both air and land vehicles in emergency situations.
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Advanced Blast & Ballistic Systems Limited
Hazelhurst Farm
Mercaston
Ashbourne
Derbyshire
DE6 3BH

13th December 2021

Update on ASST Launch, Graphene Composites, New Business for ASST from the USA, New eVTOL Technology Development, and More

Hi Everyone,

Just a quick and (relatively) brief update this time, based on the items reported in the previous update.

1) Active Safety System Technologies Inc. (ASST) Launch and Crowdfunding

It is taking a bit longer than expected to get all the required procedural items done before we take the US pitch public, but we should get there in another week or two. So there is still time to take advantage of the Early Bird 15% discount on ASST shares before the pitch goes public https://wefunder.com/active.safety.system.technologies.llc

Legal disclaimer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

3) Approach from a Major Defence Industry Player

Basic technical information on VGAM now provided and a meeting somewhere in Europe is fixed for the 23rd February.

4) Pentagon Rapid Reaction Technology Office Interest in VGAM Development

The Technology Discovery Event that was scheduled for 4th November 2021 has still not been re-scheduled due to the ongoing Omicron pandemic in the USA.

5) Vehicle Belly Plate development / Co-operation Agreement with Graphene Composites

Awaiting further testing data from Graphene Composites before potentially making a proposal for some R&D funding from DSTL Porton Down.

We have also submitted a new £160,000 application for DASA funding for a further carbon fibre reinforced belly plate evaluation project intended to clearly demonstrate the potential weight saving available.

6) New US Business for ASST – Parachute Launch Motor Development for ASR.

It is convenient for the ASST launch that we expect shortly to obtain a first order for development of the parachute launch motors for our partner in the eVTOL business development Aviation Safety Resources (ASR). Given successful development of these motors we will become the primary supplier of these motors to ASR, and they will be the precursor for the retrorocket development which will follow in due course. Order confirmation being discussed.

We have also won a £23,000 R&D grant from the Midlands Aerospace Alliance Aerospace UP scheme for the development of the motors for use in our own eVTOL/drone Emergency Descent Arrest system development

7) New Technology Development - Look-Down Video/AI System for Drones and eVTOLs to Find Emergency Landing Sites.

As we continue to develop the Zero-Zero Safety System for eVTOL aircraft, and building on our experience with ASR, we identified a requirement for the ability to identify sites available for a safe landing at any time during a flight.

To introduce this concept: whenever any serious problem (such as a bird strike - a significant issue for these aircraft in the urban air mobility role, or a battery fire) occurs in flight, it may require an immediate emergency landing. The first requirement for the pilot (whether on-board or remote) is to determine a safe emergency landing site. The concept for our system is to develop existing autonomous

road vehicle technology to look down and continuously monitor the ground under the flightpath for potential emergency landing sites.

We believe this technology will be critical for both passenger and cargo carrying drones to obtain certification for urban operations, and especially so for autonomous aircraft with no pilot on board. The concept of having aircraft/load combinations weighing several tons transporting people or cargo over inhabited and urban areas, without having this system on board, seems highly unlikely, and we are developing contacts with the UK CAA, EASA, FAA and Singapore CAAS to ensure they are considering our technology when drafting aircraft and operations certification rules.

And a second issue, of course, is to complete the safety system by adding a ballistic parachute system, or our retrorocket/parachute combination which can ensure a soft landing rather than a crash.

The eVTOL industry companies we have contacted have been very enthusiastic about this concept and several major players in the UK and Europe have stated that they want to participate in our development of the system, which should mean collaborative certification on more than one platform could be possible.

Hence we are currently in discussion with a developer of video/Artificial Intelligence systems for self-driving vehicles to adapt their technology for use in identifying potential emergency landing sites.

Conveniently, Innovate UK has just opened a new funding opportunity jointly with Singapore, and we will be submitting a new £300,000+ application in collaboration with a Singapore-based composites/drone development company with which we are already associated. They have authority to test-fly delivery drones in the Singapore Harbour area and are working with the Singapore aviation authority to develop rules for drone operations in the city. This fits perfectly with our planned new development described above.

8) eVTOL Safety and Military GPS Denial of Service

This is another potential application using technology which is closely related to the drone/eVTOL look-down system described above, which ABBS will be discussing with DSTL shortly.

9) eVTOL Crash Protection Stroking Seats

Our Israeli partner in the development of crash protection seats for eVTOL aircraft is close to launching them in the market having nearly completed the design work, and they have asked us to start to push the product to such as Vertical Aerospace in the UK and Volocopter/Lilium in Germany, and we will do the same in the USA through ASR.

10) DARPA 'Redefining Possible' Funding Application

Last, but certainly not least, is this great opportunity to demonstrate to the US experts how our VGAM™ technology can massively increase the mine/IED blast capability of armoured vehicles, leading to a huge improvement in tactical mobility, which is viewed as a critical survivability issue, as clearly stated in the Land Systems section of the call for proposals on page 7, see https://tinyurl.com/5epzck2e.

We have submitted a first-step abstract, describing a $1million application for funding for a large-scale demonstration project. The executive summary can be read at https://tinyurl.com/3tz4uce3.

That's enough for now, not so brief after all, but there's a lot going on!

Best wishes to all,

Roger Sloman.

Rich Mellor

From:	Roger Sloman <r.sloman@abbs-usa.com>
Sent:	07 February 2022 19:29
To:	richard@700capital.com
Cc:	Rich Mellor
Subject:	Active Safety System Technologies Inc. Wefunder Pitch.
Attachments:	Shareholder Update.4th.Feb.2022.Final.pdf

Richard,

I just saw your e-mail on the Jetoptera pitch and thought I would make contact.

If you are interested in what Jetoptera offers you might also be interested in what we do with both eVTOL and other aircraft and with armoured vehicles, keeping them on the ground when they are hit by even large mines or IEDs.

Have a look at our pitch which is still in the private phase:- https://wefunder.com/activesafetysystemtechnologiesllc/

Legal disclaimer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

I have also attached a recent Shareholder Update which has more information on the latest eVTOL development using video/AI to find emergency landing sites under the aircraft, which has enormous potential as everyone agrees it is an essential system to enable drones and eVTOL aircraft to get certified.

Let me know if you have any interest.

Best regards,

Roger Sloman,

Managing Director,
Advanced Blast & Ballistic Systems Ltd.
Unit 1,
Hazelhurst Farm,
Mercaston,
Ashbourne,
Derbyshire,
DE6 3BH.

Office Tel:- 01335 360663
Mobile:- 07989 381057
www.advanced-blast.com
Company Registered Office:- 3 Dale View Court, Fulford, Stoke-on-Trent, Staffordshire ST11 9BA.
Registration No. 7025669 in England and Wales
VAT No. GB 127671895
****

Rich Mellor

From:	Roger Sloman <r.sloman@abbs-usa.com>
Sent:	05 February 2022 23:21
To:	Stephen Duce
Cc:	Rich Mellor
Subject:	RE: Feinguss Lobenstein
Attachments:	Shareholder Update.4th.Feb.2022.Final.docx

Steve,

Given that we have a couple of discussions about the ABBS technology ongoing already it would be useful to see if your German family might also be interested, perhaps not only in the ABBS Vehicle Global Acceleration Mitigation (VGAM™) system but also the aircraft Emergency Descent Arrest system and the new look-down video/AI technology to identify emergency landing sites under the aircraft flight path, which is especially required for drones and the whole new breed of electric Vertical Take Off and Landing (eVTOL) aircraft primarily targeted at the Urban Air Mobility concept.

The best way to convey the rather complicated product and market portfolio we have is to suggest looking at the current Wefunder pitch for our new US operation Active Safety System Technologies Inc. at https://wefunder.com/active.safety.system.technologies.llc which is still in the private phase, hopefully going live in about 2 weeks when we have got the administration done. (Note that we have to add this disclaimer to this link to comply with SEC Rules:-

Legal disclaimer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

We need to add some more information on the new look-down video/AI technology for eVTOLs to this pitch, we have only just defined that new programme, which is actually just as important as the VGAM system as it serves an essential near term need, and we have had a very enthusiastic response to it from the major UK and European eVTOL players with whom we have discussed it.

I have also attached a very recent Shareholder Update we issued this week, which expands a little on current activities.

We happen to be visiting Germany on the 23rd February, where would it be convenient to meet your people if they are interested?

Best regards,

Roger Sloman,

Managing Director,
Advanced Blast & Ballistic Systems Ltd.
Unit 1,
Hazelhurst Farm,
Mercaston,
Ashbourne,
Derbyshire,
DE6 3BH.

Office Tel:- 01335 360663
Mobile:- 07989 381057
www.advanced-blast.com
Company Registered Office:- 3 Dale View Court, Fulford, Stoke-on-Trent, Staffordshire ST11 9BA.
Registration No. 7025669 in England and Wales
VAT No. GB 127671895

From: Stephen Duce <stephen.duce@mappleuk.com>
Sent: 01 February 2022 08:58
To: Rich Mellor <rich.mellor@advanced-blast.com>
Cc: Roger Sloman <r.sloman@abbs-usa.com>
Subject: FW: Feinguss Lobenstein

Good morning Rich,

Thanks for this and of course I will sign and return. I think we will need either co-signatories or, separate NDA's for Konduit and Feinguss Lobenstein. Let me know which way you want to go and I will arrange.
I enjoyed talking to you all yesterday, takes me back to early career!

Best regards

Steve

From: Rich Mellor <rich.mellor@advanced-blast.com>
Sent: 31 January 2022 12:28
To: Stephen Duce <stephen.duce@mappleuk.com>; David Field <david.field@advanced-blast.com>; Roger Sloman <r.sloman@abbs-usa.com>
Cc: Brian Coaker <brian.coaker@advanced-blast.com>
Subject: RE: Feinguss Lobenstein

Steve,

Following our discussion this morning, I attach our standard form of NDA for your approval and signature, so that we can provide more details of our systems.

If you have any questions, please do not hesitate to contact me.

--

Rich Mellor
Company Secretary
Advanced Blast & Ballistic Systems Ltd.
Unit 1
Hazelhurst Farm
Mercaston
Ashbourne

Derbyshire
DE6 3BH

Office Tel: 01335 360663
Direct Line: 01782 398143
www.advanced-blast.com
Company Registered Office:- 3 Dale View Court, Fulford, Stoke-on-Trent ST11 9BA
Registered in England and Wales - Company Number: 7025669
VAT Number: GB 127671895

From: Stephen Duce <stephen.duce@mappleuk.com>
Sent: 27 January 2022 13:30
To: David Field <david.field@advanced-blast.com>; Roger Sloman <r.sloman@abbs-usa.com>
Cc: Brian Coaker <brian.coaker@advanced-blast.com>; Rich Mellor <rich.mellor@advanced-blast.com>
Subject: RE: Feinguss Lobenstein

Not sure why, I will check it out. In the mean time please see www.feinguss-lobenstein.de

Best regards

Steve

From: David Field <david.field@advanced-blast.com>
Sent: 27 January 2022 13:22
To: Roger Sloman <r.sloman@abbs-usa.com>; Stephen Duce <stephen.duce@mappleuk.com>
Cc: Brian Coaker <brian.coaker@advanced-blast.com>; Rich Mellor <rich.mellor@advanced-blast.com>
Subject: RE: Feinguss Lobenstein

Hi Roger and Steve,

I have the same problem with www.mappleuk.com as well via Malwarebytes.

Regards,

David

David J. Field
Advanced Blast & Ballistic Systems Ltd
Tel: +44 (0) 1782 392875
Mob: +44 (0) 7966 170993
e-mail david.field@advanced-blast.com
Skype: david.j.field

www.advanced-blast.com
Company Registered Office:- 3 Dale View Court, Fulford, Stoke-On-Trent, Staffordshire, ST11 9BA, UK
Registered in England and Wales - Company Number: 702566, VAT Number: GB 127671895

From: Roger Sloman <r.sloman@abbs-usa.com>
Sent: 27 January 2022 13:01
To: Stephen Duce <stephen.duce@mappleuk.com>
Cc: Brian Coaker <brian.coaker@advanced-blast.com>; Rich Mellor <rich.mellor@advanced-blast.com>; David Field <david.field@advanced-blast.com>
Subject: RE: Feinguss Lobenstein

Steve,

For some reason Norton doesn't like the www.mappleuk.com website, any idea why?

Roger.

Safe Web Report for:

http://www.mappleuk....

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Threat Report

This is a known dangerous webpage. It is highly recommended that you do **NOT** visit this page.

Click here to submit dispute

From: Stephen Duce <stephen.duce@mappleuk.com>
Sent: 27 January 2022 11:31
To: Roger Sloman <r.sloman@abbs-usa.com>
Subject: RE: Feinguss Lobenstein

12:00 would be good for me. (are you in the US at the moment?)

Thanks

Steve

From: Roger Sloman <r.sloman@abbs-usa.com>
Sent: 27 January 2022 10:29
To: Stephen Duce <stephen.duce@mappleuk.com>
Subject: RE: Feinguss Lobenstein

Ok, do you want to pick a time after 11.00h.

Roger.

From: Stephen Duce <stephen.duce@mappleuk.com>
Sent: 27 January 2022 10:13
To: Roger Sloman <r.sloman@abbs-usa.com>
Subject: RE: Feinguss Lobenstein

Good morning Roger,

Thank you for coming back so quickly. I would welcome the opportunity of meeting via Zoom but, because of travel commitments, the earliest I can meet would be Monday of next week. Hope this OK with you.

Best regards

Steve Duce

From: Roger Sloman <r.sloman@abbs-usa.com>
Sent: 26 January 2022 22:32
To: Stephen Duce <stephen.duce@mappleuk.com>
Cc: david.field@advanced-blast.com; Rich Mellor <rich.mellor@advanced-blast.com>; brian.coaker@advanced-blast.com; Ian Cameron-Mowat <ian.cameron-mowat@advanced-blast.com>
Subject: RE: Feinguss Lobenstein

Steve,

I did see your e-mail second-hand but thought it was just a sales contact.

Indeed there could be some common interest here in that we are both in the business of supplying technology and components for the armoured vehicle industry.

Do you have any representation in the UK currently?

It's worth having a Zoom or Teams meeting to discuss anyway if you want to suggest a time after 11.00h any day.

Best regards,

Roger Sloman,

Managing Director,
Advanced Blast & Ballistic Systems Ltd.
Unit 1,
Hazelhurst Farm,
Mercaston,
Ashbourne,
Derbyshire,
DE6 3BH.

Office Tel:- 01335 360663
Mobile:- 07989 381057
www.advanced-blast.com
Company Registered Office:- 3 Dale View Court, Fulford, Stoke-on-Trent, Staffordshire ST11 9BA.
Registration No. 7025669 in England and Wales
VAT No. GB 127671895
****

-----Original Message-----
From: Stephen Duce <stephen.duce@mappleuk.com>
Sent: 25 January 2022 13:54
To: david.field@advanced-blast.com
Cc: Roger Sloman <r.sloman@abbs-usa.com>; brian.coaker@advanced-blast.com; Rich Mellor <rich.mellor@advanced-blast.com>
Subject: Feinguss Lobenstein

Dear Dr. Field,

I thought I would follow up my e-mail of the 14th. Inst. with an explanation of how our two companies might cooperate.

Feinguss Lobenstein has, for many years, been a material supplier to the German Defence industry, supplying all of the well known, and even the lesser well known companies.

We have just received an order from a UK operation for parts for a MIV programme but, this is through a parent company but we at Lobenstein would very much like establish ourselves in the UK under our own name.

With my responsibility for searching out potential partners, I noted with interest, your exhibit at DSEI. I am sure that with our experience of developing components for armoured vehicles, and our contacts throughout the German armaments industry, if that is of interest to ABBS, there might be some areas of common interests.

I look forward to hearing the thoughts of you and your colleagues.

Best regards

Stephen Duce

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